UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

December 29, 2020

Messrs.

Superintendence of Capital Markets

Ref: Notice of Material Information – Notice of Changes in Participation and Positions of Related parties

As required by the Regulation on Material and Reserved Information, approved by means of Resolution SMV No. 005-2014-SMV/01, we inform you that:

Body: Board of Directors’ Meeting

Date of Resolution: 12/29/2020

Description of Material Information: The Board of Directors agrees to accept Mr. José Miguel Morales Dasso’s resignation from his position as Director, effective 12/31/2020.

Type of Related Party: Director

Type of Movement: Change

DIRECTOR: MORALES DASSO, JOSE MIGUEL

Position: Director

Start Date: 07/15/2020

Independent Director: NO

End Date: 12/31/2020

Type of Relationship	Name	Position
Director	BENAVIDES GANOZA, ROQUE EDUARDO	Chairman of the Board of Directors
Director	BERNEX WEISS DE FALEN, NICOLE EDEL LAURE MARIE	Director
Director	CHAMPION , WILLIAM HENRY	Director
Director	DE LA TORRE DE LA PIEDRA, DIEGO EDUARDO M	Director
Director	ORTIZ DE ZEVALLOS MADUEÑO, FELIPE ARTURO	Director
Director	ZALDIVAR GARCIA, MARCO ANTONIO	Director

Yours faithfully,

Daniel Domínguez Vera

Market Relations Officer

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION
99.1	Notice of Mr. José Miguel Morales Dasso’s Resignation as Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: December 30, 2020	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer